UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual Ordinary Shareholders’ Meeting Results

On June 28, 2019, AC Immune SA (“AC Immune”) held its annual Ordinary Shareholders’ Meeting. The presentation that was given at the Ordinary Shareholders’ Meeting is attached hereto as Exhibit 99.1 and the press release relating to the results of the Ordinary Shareholders’ Meeting is attached hereto as Exhibit 99.2. Prior to the meeting, the Board withdrew agenda items 9 and 10. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2018

AC Immune shareholders approved the Annual Report, the Annual Statutory Financial Statements and the Financial Statements under IFRS of AC Immune SA for the year 2018, and took note of the Reports of the Auditors.

Agenda Item 2: Appropriation of Loss

AC Immune shareholders approved the addition of the net loss for the year 2018 in the amount of KCHF 48,894 to the loss brought forward of KCHF 58,426, resulting in a new balance of loss brought forward of KCHF 107,320.

Agenda Item 3: Discharge of the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved the discharge of the Board and the Executive Committee of their liabilities for their activities in the financial year 2018.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved:

A.	The total maximum amount of non-performance-related compensation for the members of the Board of Directors covering the period from 1 July 2019 to 30 June 2020, i.e., CHF 547,000 (cash base compensation plus social security costs);

B.	The maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2019 to 30 June 2020 with maximum value of CHF 626,000 (equity or equity linked instruments value plus social security costs);

C.	The total maximum amount of non-performance-related cash compensation for the members of the Executive Committee from 1 July 2019 to 30 June 2020, i.e., CHF 2,407,000 (cash base compensation plus social security costs);

D.	The total maximum amount of variable compensation for the members of the Executive Committee for the current year 2019, i.e., CHF 1,195,000 (cash compensation plus social security costs); and

E.	The maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2019 to 30 June 2020 with maximum value of CHF 3,126,000 (equity or equity linked instruments value plus social security costs).

Agenda Item 5: Election of the Members of the Board

AC Immune shareholders approved the re-election of Douglas Williams as member and as election as Chairman of the Board, the re-election of Martin Velasco as member and election as Vice-Chairman of the Board, the re-election of Peter Bollmann, Friedrich von Bohlen, Andrea Pfeifer, Tom Graney and Werner Lanthaler and the election of Roy Twyman as members of the Board of Directors, each until the end of the next Ordinary General Meeting.

Agenda Item 6: Election to the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the re-election of Martin Velasco, Tom Graney and Douglas Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next Ordinary General Meeting.

Agenda Item 7: Election of the Independent Proxy

AC Immune shareholders approved the election of Reymond & Associés, represented by Denis Cherpillod as AC Immune’s independent proxy until the end of the next Ordinary General Meeting.

Agenda Item 8: Re-Election of the Auditors

AC Immune shareholders approved the re-election of PricewaterhouseCoopers SA, in Pully, for a term of office of one year.

Agenda Item 11: Conditional Capital Increase for Employee Benefit Plans

AC Immune shareholders approved an amendment to the existing first paragraph of article 3c (Conditional Capital Increase for Employee Benefit Plans) of the articles of association pertaining to the conditional capital increase for employees and individuals of comparable positions, to create conditional share capital for the same purpose in the maximum amount of CHF 70,460 by the issuance of 3,523,000 registered common shares of CHF 0.02 nominal value each and to amend article 3c, paragraph 1 of the articles of association thereby increasing the conditional capital in the amount of 27,069.90 representing 1,353,495 registered common shares of CHF 0.02 nominal value each.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: June 28, 2019

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Ordinary Shareholders’ Meeting presentation
99.2	Press Release dated June 28, 2019